LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S   R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. ANNOUNCES ASSESSMENT COMPLETED

ON OUR GOLD PROPERTIES IN ALASKA FOR 2010

For Immediate Release: September 16, 2010, Fairbanks, Alaska – Linux Gold Corp. (LNXGF

-  OTCBB),  is  pleased  to  announce  that  the  following  Linux  Gold  properties  in  Alaska  have completed and filed the required assessment for 2010 as follows:

•     Granite Mountain Property in Seward Peninsula of Alaska (33 claims, quarter sections)

•     Dime  Creek  Gold/Platinum  property  near  the  Granite  Mountain  area  on  the  eastern

Seward Peninsula of Alaska (12 mining claims)

•     Coho  Claims  located  in  the  Fairbanks  Mining  District  of  Alaska  -  10  claims,  additional claims have been staked.  The Coho Claims are near (30 miles) the Pogo Gold Mine.

•     Trout   Claims   located   in   the   western   edge   of   the   Livengood   area,   70   miles   from

Fairbanks,  Alaska,  near  the  International  Tower  Hill  gold  property  -  Additional  claims have been staked (11 claims).

A  recent  sampling  program  has  been  completed  on  the  Trout  Lake  and  Coho  mining  claims  and the Company is awaiting assay results for gold.

The  Company  is  planning  on  filing  the  required  assessment  fees  for  the  50%  30-Fish  Creek claims, adjacent to the Gil joint venture claims, 50% optioned by Teryl Resources Corp.

John  Robertson,  President  of  Linux  Gold  Corp.,  states,  "Linux  Gold  has  a  great  opportunity  to take advantage of the high price of gold with its well positioned claims near large gold deposits in

Alaska."

ABOUT LINUX GOLD CORP.

Linux Gold Corp. is involved in the exploration of mineral properties. Our current plans are to joint venture  and  explore  our  gold  properties  in  Alaska.  Linux  Gold  Corporation  currently  owns  mining claims  near  Granite  Mountain  and  on  Dime  Creek  both  located  in  the  eastern  Seward  Peninsula of  Alaska.  Linux  Gold  Corp.  also  owns  a  50%  interest  in  30  mineral  claims  known  as  the  Fish

Creek  Prospect,  located  in  the  Fairbanks  Mining  Division  in  Alaska  and  has  optioned  a  50%

interest  in  the  Fish  Creek  claims  to  Teryl  Resources  Corp.  (TRC-V).  Linux  is  retaining  a  5%  net smelter  return  or  may  convert  into  a  25%  working  interest.  Linux  has  also  staked  mineral

exploration   claims   in   the   Livengood-Tolovana   Mining   District,   in   the   State   of   Alaska   near

International  Tower  Hill’s  gold  property  (Symbol:  ITH).  The  Dime  Creek  property  is  a  historic producer  of  placer  gold  and  platinum.  Further  exploration,  including  drilling,  is  recommended  for

Dime Creek in 2010.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson

President

Contact:

John Robertson

800-665-4616

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans and  operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be

incorrect,   including,   but   not   limited   to:   timely   implementation   of   anticipated   drilling   and   exploration   programs;   the

successful completion of new development projects, planned expansions or other projects within the timelines anticipated;

the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain

required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of

general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of

availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market

valuations   of   companies   with   respect   to   announced   transactions.   The   Company's   actual   results,   performance   or

achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change

Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F

annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.    Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety by these cautionary statements.  Furthermore, the  forward-looking  statements contained in this news release are  made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as may be required by applicable securities laws.